Exhibit 99.2

AMC Mining Consultants (Canada) Ltd. BC0767129 Suite 1330, 200 Granville Street Vancouver BC V6C 1S4 CANADA T +1 604 669 0044 F +1 604 669 1120 E amcvancouver@amcconsultants.ca

Alan Riles
AMC Mining Consultants (Canada) Ltd
Suite 1330, 200 Granville Street
Vancouver BC V6C 1S4 Canada

1.
I, Alan Riles, BMet (Class 1), Grad Dipl Prof Management, do hereby certify that I am a Principal Metallurgical Consultant of Riles Integrated Resource Management Ltd, of 8 Winbourne Street, Gorokan, NSW 2263, Australia.

2.	I graduated with a BMet (Class 1) in Metallurgy from the Sheffield University, UK in 1974.

3.	I am a Member of The Australasian Institute of Geoscientists.

4.	I have worked as a metallurgist for a total of 38 years since my graduation from university and have extensive operational and project experience of the processing of base and precious metals.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43 101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of Sections 13 and 17 of the Technical Report titled Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V, dated 1 July 2012 (the Report). I visited the Minera Juanicipio Property on 23 and 24 August 2010.

7.	I have had no prior involvement with the property that is the subject of the Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

10.
As of the effective date of the Report, to the best of my information, knowledge and belief, the part(s) of the Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated this 12th day of July 2012

/s/ Alan Riles

Alan Riles, B.Met, Grad Dip Prof Mgt, M.AIG.

AMC Mining Consultants (Canada) Ltd. BC0767129 Suite 1330, 200 Granville Street Vancouver BC V6C 1S4 CANADA T +1 604 669 0044 F +1 604 669 1120 E amcvancouver@amcconsultants.ca

Michael Thomas
AMC Mining Consultants (Canada) Ltd
Suite 1330, 200 Granville Street
Vancouver BC V6C 1S4 Canada

1.	I, Michael Thomas MAusIMM (CP), do hereby certify that I am a Principal Mining Consultant employed by AMC Mining Consultants Pty Ltd.

2.	I am a graduate of Glamorgan Polytechnic (UK) and hold a Higher National Diploma in Mining.

3.	I am a Member of the Australasian Institute of Mining and Metallurgy, and a Registered Professional Engineer of Queensland.

4.
I have worked as a Mining Engineer for a total of 39 years since my graduation from Glamorgan Polytechnic. My relevant experience includes 21 years involved in the design, supervision, and management of underground base metal mines, and 16 years providing mining engineering consulting services to underground and surface mining operations, including gold and silver mining operations.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43 101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of Sections 1 to 27 except for Sections 7–14 and 17 of the Technical Report titled Minera Juanicipio Property, Zecatas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V, dated 1 July 2012 (the Report). I visited the Minera Juanicipio Property between 30 July 2010 and 1 August 2010.

7.	I have had no prior involvement with the property that is the subject of the Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

10.
As of the effective date of the Report, to the best of my information, knowledge and belief, the part(s) of the Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated this 12th day of July 2012

Michael Thomas, HND (Mining), MAusIMM(CP).